

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Betty Linkenauger Segaar
Partner
Troutman Pepper Hamilton Sanders LLP
600 Peachtree Street NE, Suite 3000
Atlanta, GA 30308

> **Re: Franchise Group, Inc.**
> **Schedule 13E-3 filed by Franchise Group, Inc. et al.**
> **Filed on June 8, 2023**
> **File No. 005-87322**
>
> **Preliminary Proxy Statement**
> **Filed on June 8, 2023**
> **File No. 001-35588**

Dear Betty Linkenauger Segaar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

Introduction, page 1

1. Remove the statements on page 2 that the filing of the Schedule 13E-3 shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is "controlled" by any of the Filing Persons and/or their respective affiliates. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their controlling or affiliate status with respect to the company or other filing persons within the context of Rule 13e-3.

Item 3. Identity and Background of Filing Person, page 3

2. Please provide us your detailed legal analysis as to why the controlling person(s) of B. Riley Financial, Inc. are not included as filing persons in the Schedule 13E-3.

3. Please include the information in this Item in the proxy statement.

Exhibits

4. Please submit a confidential treatment request for the language redacted in your exhibits or refile them in unredacted form.

Preliminary Proxy Statement

Summary Term Sheet, page 1

5. Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. On the cover letter and elsewhere in your proxy statement, you state that the merger and voting agreements are fair to "the Company and the holders of FRG Common Stock, other than Excluded Shares and shares of FRG Common Stock held by Rollover Stockholders." This disclosure appears to inappropriately include directors and officers of the company that are not Rollover Stockholders. Be advised that the staff views officers and directors of an issuer as affiliates of the issuer. Please revise the filing throughout to more clearly articulate whether the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders and apply this comment to the relevant disclosure of all filing persons.

6. On a related note, please disclose the fairness determination on page 5 of the Summary Term Sheet.

Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger, page 27

7. We note that the board of directors adopted the special committee's analyses, conclusion and fairness determination. We also note that special committee considered the Jefferies analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Jefferies' analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Opinion of the Special Committees Financial Advisor, page 38

8. Please revise this section to disclose the data underlying the results described in each analysis prepared by Jefferies and to **show how** that information resulted in the multiples/values disclosed. For example, disclose (i) the financial metrics used in the Selected Public Companies and Selected Transactions analyses that resulted in the disclosure in the tables on pages 42 and 44, respectively, and (ii) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

Unaudited Prospective Financial Information of the Company - Certain Unaudited Prospective Financial Projections, page 52

9. Please include the full projections instead of their summaries.

Interests of Executive Officers and Directors of the Company in the Merger, page 56

10. Please include, in an appropriate location in the proxy statement, the proceeds to be received by each director and officer with respect to shares of common stock owned by such persons.

Cautionary Statement Concerning Forward-Looking Statements, page 89

11. Please revise to omit the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 since the safe harbor included therein is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act.

Incorporation of Certain Documents by Reference, page 112

12. It appears that in the second paragraph of this section you are attempting to "forward incorporate" documents into the proxy statement. Note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Dan Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions